Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 15 DATED DECEMBER 13, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement No. 15 is to disclose our acquisition of a multifamily property.

Multifamily Property Acquisition

The disclosure appearing under the heading “Investment Portfolio—Investments in Real Property” beginning on page 114 of our prospectus is supplemented with the following:

On December 6, 2019, we acquired a fee-simple interest in a multifamily property (“The Griffin”) for $96.15 million, excluding closing costs. The Griffin is a high-quality, 2019-construction, midrise multifamily property totaling 277 units located in downtown Scottsdale, Arizona. As of the acquisition date, The Griffin was 90% occupied and 97% leased. The Griffin is located within close proximity to Old Town Scottsdale’s strong concentration of employment, shopping, art, restaurants, resorts, and nightlife, and has direct access to the major transportation nodes including the primary North-South roadway to Tempe, Mesa and North Scottsdale (AZ-101) and the primary East-West roadway to the Phoenix Airport and downtown Phoenix (AZ-202). The Phoenix Metropolitan Statistical Area has experienced strong demographic and employment trends, which when combined with limited new multifamily supply, has translated to the highest multifamily rent growth nationally according to CBRE.

SREIT-SUP15-1219